Exhibit 12

THE WESTERN UNION COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(in millions)

	2008	2007	2006	2005	2004
Earnings:
Income before income taxes	$1,238.7	$1,222.4	$1,335.1	$1,344.1	$1,098.6
Fixed charges	184.8	204.1	56.9	7.9	9.7
Other adjustments	(4.6)	1.2	(7.2)	(2.3)	—

Total earnings (a)	$1,418.9	$1,427.7	$1,384.8	$1,349.7	$1,108.3

Fixed charges:
Interest expense	$171.2	$189.0	$55.2	$6.2	$8.1
Other adjustments	13.6	15.1	1.7	1.7	1.6

Total fixed charges (b)	$184.8	$204.1	$56.9	$7.9	$9.7

Ratio of earnings to fixed charges (a/b)	7.7	7.0	24.3	170.8	114.3

For purposes of calculating the ratio of earnings to fixed charges, earnings have been calculated by adding income before income taxes, fixed charges, and distributions from equity method investments, and then subtracting income from equity method investments. Fixed charges consist of interest expense and an estimated interest portion of rental expenses and income tax contingencies. Substantially all of our debt was incurred in connection with our Spin-off from First Data on September 29, 2006, resulting in earnings to fixed charges being lower subsequent to the Spin-off. Debt balances have remained relatively consistent since the Spin-off.